EXHIBIT 99.2

INTERIM MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE PERIOD ENDED JUNE 30, 2012

Management’s Discussion and Analysis (MD&A)
(August 1, 2012)

General

This interim MD&A should be read in conjunction with the unaudited interim condensed Consolidated Financial Statements of Talisman Energy Inc. (‘Talisman’ or ‘the Company’) as at and for the three and six month periods ended June 30, 2012 and 2011, the 2011 MD&A and audited annual Consolidated Financial Statements of the Company and the MD&A and unaudited interim condensed Consolidated Financial Statements as at and for the three months period ended March 31, 2012 and 2011.

The Company’s interim condensed Consolidated Financial Statements have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting within International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

All comparisons are between the three month periods ended June 30, 2012 and 2011, unless otherwise stated.  All amounts presented are in US$ million, unless otherwise stated.  Abbreviations used in this MD&A are listed on the page headed ‘Abbreviations’.  Additional information relating to the Company, including its Annual Information Form, can be found on SEDAR at www.sedar.com.

SECOND QUARTER 2012 PERFORMANCE HIGHLIGHTS

•	Net income for the quarter was $196 million, down from $698 million in the same quarter last year, up 31% to $487 million for the six months ended June 30, 2012;
•	Total production was 435,000 boe/d, an increase of 4% over the same period last year, due to increased oil and gas volumes in Southeast Asia and from North American shale;
•
Talisman agreed to sell a 49% equity stake in its UK North Sea assets to Sinopec for $1.5 billion, $500 million of which the Company plans to use for share repurchases. Announced asset sales total approximately $2.5 billion;

•	Eagle Ford production averaged 13,800 boe/d, up from 2,700 boe/d a year ago;
•	In Colombia, the Piedemonte development was approved and a three-rig drilling program is underway;
•	Talisman was formally awarded a new production sharing contract (PSC) at Kinabalu in Malaysia;
•	The Company has moved from paying common share dividends on a semi-annual to a quarterly basis.

FINANCIAL AND OPERATING HIGHLIGHTS

	Three months ended June 30		Six months ended June 30
	2012	2011	2012	2011
Financial
Net income ($ millions)	196	698	487	372
US$ per common share
- Basic	0.19	0.68	0.48	0.36
- Diluted1	0.14	0.50	0.38	0.26
Production (Daily Average - Gross)
Oil and liquids (mbbls/d)	161	175	174	186
Natural gas (mmcf/d)	1,642	1,470	1,648	1,478
Total mboe/d (6mcf = 1boe)	435	420	448	432
1.  Diluted net income per share computed under IFRS includes an adjustment to the numerator for the change in the fair value of stock options.

During the second quarter of 2012, net income decreased relative to the corresponding period in 2011 as a result of lower commodity prices, a smaller recovery on share-based payments, higher operating expenses, higher DD&A, and asset impairments, partially offset by a larger gain on asset disposals, lower exploration costs and lower income taxes.

Higher volumes were driven by increased volumes in North America and Southeast Asia, partially offset by lower production in the North Sea.

DAILY AVERAGE PRODUCTION

	Three months ended June 30
	Gross before royalties		Net of royalties
	2012	2011	2012	2011
Oil and liquids (mbbls/d)
North America	28	23	23	19
North Sea	70	96	69	95
Southeast Asia	41	33	25	15
Other	22	23	14	12
	161	175	131	141
Natural gas (mmcf/d)
North America	1,039	875	936	800
North Sea	32	56	32	56
Southeast Asia	528	500	367	352
Other	43	39	34	28
	1,642	1,470	1,369	1,236
Total daily production (mboe/d)
North America	201	169	179	152
North Sea	75	106	74	105
Southeast Asia	130	116	86	73
Other	29	29	20	17
Total (mboe/d)	435	420	359	347
Less: production from assets sold
North America	6	8	6	6
From ongoing operations (mboe/d)	429	412	353	341

	Six months ended June 30
	Gross before royalties		Net of royalties
	2012	2011	2012	2011
Oil and liquids (mbbls/d)
North America	28	22	23	18
North Sea	79	109	79	108
Southeast Asia	43	33	26	15
Other	24	22	14	12
	174	186	142	153
Natural gas (mmcf/d)
North America	1,032	880	907	793
North Sea	38	69	38	69
Southeast Asia	538	497	370	348
Other	40	32	32	25
	1,648	1,478	1,347	1,235
Total daily production (mboe/d)
North America	200	168	174	151
North Sea	85	121	85	120
Southeast Asia	133	116	88	72
Other	30	27	20	16
Total (mboe/d)	448	432	367	359
Less: production from assets sold
North America	7	8	6	6
From ongoing operations (mboe/d)	441	424	361	353

Production represents gross production before royalties, unless noted otherwise. Production identified as net is production after deducting royalties.

Total production and production from ongoing operations increased by 4% over the previous year due principally to increased oil and gas volumes in North America and Southeast Asia, partially offset by lower North Sea production.

In North America, total production increased by 19% and production from ongoing operations increased by 21%.  Oil and liquids production increased by 22% due to successful shale development in liquids-rich Eagle Ford, where liquids production averaged 7 mbbls/d during the quarter, compared to 1 mbbl/d in the corresponding quarter of 2011.   Natural gas production increased by 19% due to successful development in the Pennsylvania Marcellus and Eagle Ford shale plays and Montney Farrell Creek. During the quarter, the Company reduced the number of rigs operating in the Pennsylvania Marcellus from three to one in response to the continued low North America natural gas prices.

In the North Sea, production decreased by 29% relative to the same period in 2011.  In the UK, the decrease related to planned turnarounds in Ross/Blake and Fulmar/Auk, shut-ins to repair a gas export pipeline in MonArb, and an ongoing gas lift riser investigation in Tartan and reduced compressor performance in Claymore. The turnaround in Ross/Blake is expected to be completed in August, while the turnaround in Fulmar/Auk was completed in June. The decrease in Norway was due principally to natural declines in Brage and Gyda, the timing of a planned shutdown in Brage and an unplanned shutdown in Rev. Production resumed in July for Brage and June for Rev.

In Southeast Asia, production increased by 12% over the same period in 2011.  Oil and liquids production increased by 24% due principally to the start up of Kitan in October 2011. Natural gas production increased by 6% due principally to a full quarter of production from Jambi Merang in Indonesia.

In the rest of the world, production remained relatively flat compared to the same period in 2011 as a result of slightly higher production in Colombia, offset by lower production in Algeria.

VOLUMES PRODUCED INTO (SOLD OUT OF) INVENTORY1

	Three months ended June 30		Six months ended June 30
	2012	2011	2012	2011
North Sea - bbls/d	(7,062)	(9,493)	(1,245)	(68)
Southeast Asia – bbls/d	(1,372)	7,824	(1,297)	7,056
Other – bbls/d	(200)	(4,555)	1,231	223
Total produced into (sold out of) inventory – bbls/d	(8,634)	(6,224)	(1,311)	7,211
Total produced into (sold out of) inventory – mmbbls	(0.8)	(0.6)	(0.2)	1.3
Inventory at June 30 - mmbbls	1.7	3.0	1.7	3.0
1.    Gross before royalties.

In the Company's international operations, produced oil is frequently stored in tanks until there is sufficient volume to be lifted.  The Company recognizes revenue and the related expenses on crude oil production when liftings have occurred.  Volumes presented in the ‘Daily Average Production’ table represent production volumes in the period, which include oil volumes produced into inventory and exclude volumes sold out of inventory.

During the three month period ended June 30, 2012, volumes in inventory decreased from 2.4 mmbbls to 1.7 mmbbls due principally to the timing of liftings in Norway.

COMPANY NETBACKS1

	Three months ended June 30
	Gross before royalties		Net of royalties
	2012	2011	2012	2011
Oil and liquids ($/bbl)
Sales price	99.93	111.88	99.93	111.88
Royalties	18.95	21.58	-	-
Transportation	1.37	1.30	1.70	1.61
Operating costs	31.78	27.03	39.21	33.49
	47.83	61.97	59.02	76.78
Natural gas ($/mcf)
Sales price	4.70	6.25	4.70	6.25
Royalties	1.09	1.23	-	-
Transportation	0.25	0.23	0.33	0.29
Operating costs	1.11	0.89	1.44	1.11
	2.25	3.90	2.93	4.85
Total $/boe (6mcf=1boe)
Sales price	54.72	68.47	54.72	68.47
Royalties	11.12	13.28	-	-
Transportation	1.46	1.35	1.83	1.67
Operating costs	15.94	14.36	20.34	17.84
	26.20	39.48	32.55	48.96
1.	Netbacks do not include pipeline operations.

	Six months ended June 30
	Gross before royalties		Net of royalties
	2012	2011	2012	2011
Oil and liquids ($/bbl)
Sales price	108.16	107.77	108.16	107.77
Royalties	20.39	19.21	-	-
Transportation	1.31	1.23	1.61	1.50
Operating costs	27.77	23.94	34.22	29.14
	58.69	63.39	72.33	77.13
Natural gas ($/mcf)
Sales price	4.94	6.07	4.94	6.07
Royalties	1.18	1.19	-	-
Transportation	0.25	0.25	0.33	0.31
Operating costs	1.08	0.89	1.42	1.10
	2.43	3.74	3.19	4.66
Total $/boe (6mcf=1boe)
Sales price	60.09	67.08	60.09	67.08
Royalties	12.26	12.34	-	-
Transportation	1.44	1.38	1.80	1.69
Operating costs	14.74	13.31	18.89	16.41
	31.65	40.05	39.40	48.98
1.	Netbacks do not include pipeline operations.

During the second quarter, the Company’s average gross netback was $26.20/boe, 34% lower than 2011.  Talisman’s realized net price of $54.72/boe was 20% lower than the same period in 2011 due to lower global oil and liquids prices as well as lower gas prices in North America.

The Company’s realized net sale price does not include the impact of the financial commodity price derivatives discussed in the ‘Risk Management’ section of this MD&A.

The corporate royalty rate was 20%, up from 18% in 2011 due principally to increased revenues from higher royalty rate jurisdictions.

COMMODITY PRICES AND EXCHANGE RATES

	Three months ended June 30		Six months ended June 30
	2012	2011	2012	2011
Oil and liquids ($/bbl)
North America	67.55	79.33	72.41	74.29
North Sea	104.03	117.04	113.27	110.28
Southeast Asia	106.52	118.74	115.08	118.01
Other	115.13	112.67	120.38	113.46
	99.93	111.88	108.16	107.77
Natural gas ($/mcf)
North America	2.14	4.22	2.31	4.14
North Sea	9.99	8.82	9.94	8.66
Southeast Asia	9.48	9.78	9.67	9.26
Other	3.95	3.04	4.53	4.03
	4.70	6.25	4.94	6.07
Company $/boe (6mcf=1boe)	54.72	68.47	60.09	67.08
Benchmark prices and foreign exchange rates
WTI (US$/bbl)	93.53	102.58	98.23	98.34
Dated Brent (US$/bbl)	108.33	117.36	113.41	111.16
Tapis (US$/bbl)	114.88	123.68	120.32	116.61
NYMEX (US$/mmbtu)	2.26	4.36	2.52	4.25
AECO (C$/gj)	1.74	3.55	2.06	3.56
C$/US$ exchange rate	1.01	0.97	1.01	0.98
UK£/US$ exchange rate	0.63	0.61	0.63	0.62

Realized oil and liquids prices decreased by 11% compared to the same quarter in 2011, which is in line with global commodity markets. North America natural gas prices decreased by 49%, which is consistent with the decreases in NYMEX and AECO prices whereas Southeast Asia natural gas prices decreased by 3% since a significant portion is linked to oil-based indices.  For example, Corridor gas prices averaged $10.33/mcf as approximately 55% of Corridor sales are referenced to Duri crude oil and High Sulphur Fuel Oil on an energy equivalent basis.

EXPENSES

Unit Operating Expenses1

	Three months ended June 30
	Gross before royalties		Net of royalties
($/boe)	2012	2011	2012	2011
North America	9.20	6.57	10.33	7.29
North Sea	48.87	35.61	49.20	35.61
Southeast Asia	9.12	8.36	13.69	13.26
Other	8.06	7.63	12.01	13.17
	15.94	14.36	20.34	17.84
1.	Includes impact of volumes produced into and sold out of inventory.

	Six months ended June 30
	Gross before royalties		Net of royalties
($/boe)	2012	2011	2012	2011
North America	8.47	6.86	9.74	7.68
North Sea	41.87	28.85	42.17	28.85
Southeast Asia	8.44	8.26	12.82	13.08
Other	7.16	6.47	11.00	10.94
	14.74	13.31	18.89	16.41
1.	Includes impact of volumes produced into and sold out of inventory.

Total Operating Expenses

	Three months ended June 30		Six months ended June 30
	2012	2011	2012	2011
($ millions)
North America	164	100	313	211
North Sea	349	357	661	617
Southeast Asia	109	75	207	147
Other	20	23	38	32
	642	555	1,219	1,007

Total operating expenses increased by $87 million due principally to higher volumes in North America, start up of new fields in Southeast Asia in 2011 and the Pennsylvania impact fee.

In North America, operating expenses compared to the same period last year were impacted by increased production volumes in the Pennsylvania Marcellus and Eagle Ford shale plays, and an additional charge of $11 million relating to the Pennsylvania impact fee, of which $7 million relates to the retrospective charge for wells drilled prior to 2012.  Underlying unit costs in North America is comparable to the same period last year. The Pennsylvania impact fee legislation was signed into law in February 2012 and imposes a fee payable over 15 years on all wells drilled in Pennsylvania. For the six month period ended June 30, 2012, management estimated the fee payable to be $32 million, of which $25 million represents the one-time impact of the retrospective charge for wells drilled prior to 2012.

In the North Sea, total operating expenses remained relatively unchanged over the same period in 2011 principally due to completion of maintenance in 2011 at Clyde and lower activity on well services in Varg and Gyda, offset by planned turnarounds in Ross/Blake and Auk North, shut-in at Tartan and repair and maintenance in MonArb. Unit operating expenses were impacted by lower production and higher fuel costs associated with turnaround periods.

In Southeast Asia, total operating expenses increased due to the start up of Kitan, a full quarter of production from Jambi Merang and well intervention costs in the Laminaria field, partially offset by completion of maintenance and well intervention costs in Malaysia and Indonesia in 2011.

In the rest of the world, unit and total operating expenses remained relatively flat compared to the same period in 2011.

Unit Depreciation, Depletion and Amortization (DD&A) Expense

	Three months ended June 30
	Gross before royalties		Net of royalties
($/boe)	2012	2011	2012	2011
North America	15.10	13.29	16.96	14.73
North Sea	22.75	17.28	22.90	17.42
Southeast Asia	8.92	6.39	13.39	10.57
Other	13.20	10.34	20.63	17.01
	14.45	12.38	17.53	14.97

	Six months ended June 30
	Gross before royalties		Net of royalties
($/boe)	2012	2011	2012	2011
North America	15.12	13.26	17.38	14.85
North Sea	21.18	16.78	21.33	16.86
Southeast Asia	9.24	6.34	14.02	10.44
Other	13.10	10.89	21.10	19.85
	14.39	12.34	17.68	14.92

Total DD&A Expense

	Three months ended June 30		Six months ended June 30
	2012	2011	2012	2011
($ millions)
North America	276	203	549	404
North Sea	156	181	330	367
Southeast Asia	105	63	223	125
Other	35	32	73	52
	572	479	1,175	948

Total DD&A expense increased by $93 million due principally to higher volumes in North America and the start up of new fields in Southeast Asia in 2011, partially offset by lower volumes in the North Sea.

The DD&A expense in North America increased due to higher production volumes and an increase in unit rates for shale properties.

The DD&A expense in the North Sea decreased due principally to lower production, partially offset by an increase in rates.

The DD&A expense in Southeast Asia increased due principally to additional production associated with the start up of Kitan and a full quarter of production from Jambi Merang.

The DD&A expense in the rest of the world remained relatively unchanged compared to the same period in 2011 and the unit DD&A expense increased due to annual rate changes in the fourth quarter of 2011 and the production mix for Colombia and Algeria.

Impairment

	Three months ended June 30		Six months ended June 30
	2012	2011	2012	2011
($ millions)
North America	-	-	75	-
North Sea	-	-	978	102
Southeast Asia	-	-	-	-
Other	73	-	73	-
	73	-	1,126	102

In the second quarter of 2012, the Company recorded $73 million of impairment expense related to exploration acreage being relinquished in the Kurdistan Region of northern Iraq in order to focus on the potential of discoveries on the Topkhana and Kurdamir Blocks.

The Yme project in Norway has experienced significant delays and cost overruns and is subject to arbitration with the platform contractor.  With respect to the three month period ended March 31, 2012, the Company considered internal and external engineering studies of the Yme facility and updated estimates of project costs and completion dates.  The engineering studies indicated that considerable work remains to be completed in order for the facility to comply with Norwegian offshore safety and environmental standards and be ready for first oil.  The estimated recoverable amount of the Yme project at March 31, 2012 had declined since December 31, 2011 and was less than its carrying value.  Accordingly, the Company recorded an impairment expense of $248 million after-tax ($978 million pre-tax) for the three month period ended March 31, 2012.  At June 30, 2012, the remaining book value associated with the Company’s investment in the Yme project is $644 million. No additional impairment was recorded during the three month period ended June 30, 2012 as there were no indicators of impairment. The Company will continue to assess the results of ongoing technical and economic evaluations in future periods.

In the first quarter of 2012, $60 million of impairment expense was recorded in respect of the anticipated loss on disposal of assets held for sale in North America, which was completed in the second quarter (see the ‘Assets Disposals’ section of this MD&A) and $15 million of impairment was recorded for a reduction in near-term natural gas price assumptions in relation to a non-core natural gas property in North America.

Corporate and Other

	Three months ended June 30		Six months ended June 30
	2012	2011	2012	2011
($ millions)
General and administrative (G&A) expense	131	108	252	206
Dry hole expense	65	36	125	140
Exploration expense	91	136	147	248
Finance costs	68	60	139	136
Share-based payments recovery	(31)	(176)	(72)	(60)
(Gain) loss on held-for-trading financial instruments	(35)	(68)	12	251
Gain on asset disposals	(254)	(122)	(759)	(214)
Other income	19	18	45	46
Other expenses, net	(43)	23	34	81

G&A expense increased by $23 million relative to 2011 due principally to higher running costs in new regional offices,  IT costs and normal workforce cost inflation.

Dry hole expense for the three months ended June 30, 2012 includes the write-off of exploration wells of $30 million in Vietnam, $18 million in the North Sea and conventional wells of $10 million in North America.

Exploration expense, which includes seismic activities in the North America, North Sea, Malaysia, Vietnam, Indonesia, Papua New Guinea, Peru and Colombia, decreased by $45 million due principally to reduced activity in Malaysia and Indonesia and reduced expenditure in Papua New Guinea, as a result of the carry arising from the strategic joint venture with Mitsubishi Corporation in the first quarter of 2012.

Finance costs include interest on long-term debt (including current portion) and accretion expense relating to decommissioning liabilities, less interest capitalized.

The fair value of the Company’s liability classified share-based payments plans is established initially at the grant date and the obligation is revalued each reporting period until the awards are settled with any changes in the obligation recognized as share-based payments. The share-based payments recovery during the three month period ended June 30, 2012 was $31 million, compared to a $176 million recovery in the same period last year due principally to changes in the Company’s share price.

Talisman recorded a gain on held-for-trading financial instruments of $35 million principally related to the Company’s commodity price derivative financial instruments and a decrease in oil and liquids price. See the ‘Risk Management’ section of this MD&A for further details concerning the Company’s financial instruments.

The gain on disposals arose from the sale of certain assets in western Canada as described in the ‘Asset Disposals’ section of this MD&A.

Other income includes pipeline, processing and marketing revenue.

Other expense of $43 million includes foreign exchange gain of $37 million arising from the strengthening of the US$.

INCOME TAXES

	Three months ended June 30		Six months ended June 30
	2012	2011	2012	2011
($ millions)
Income before taxes	532	1,151	469	1,281
Less: Petroleum Revenue Tax (PRT)
Current	27	26	56	85
Deferred	50	12	55	39
Total PRT	77	38	111	124
	455	1,113	358	1,157
Income tax expense (recovery)
Current income tax	191	410	595	794
Deferred income tax	68	5	(724)	(9)
Total income tax expense (recovery)	259	415	(129)	785
Effective income tax rate (%)	57	37	(36)	68

The effective tax rate in the second quarter of 2012 compared to the same period in 2011 was mainly impacted by the change in the income mix and revaluation of tax pools denominated in foreign currencies.

The effective tax rate is expressed as a percentage of income before taxes adjusted for PRT, which is deductible in determining taxable income.  The Company’s effective tax rate is impacted by the mix of income before taxes between high and low rate tax jurisdictions, the revaluation of tax pools denominated in foreign currencies and other non-taxable gains and losses.

The UK government intends to restrict tax relief for decommissioning expenditures to the 20% supplementary charge rate effective from March 21, 2012. This measure was substantially enacted in July and the expected deferred income tax expense to be recorded in the third quarter is estimated by management to be approximately $130 million.  In conjunction with the restricted tax relief for decommissioning, the UK government is expected to introduce legislation in 2013 that will enable it to have statutory authority to sign contracts to provide assurance to the relief that will be received on decommissioning costs, which should allow Talisman to provide security for decommissioning liabilities on a post-tax rather than a pre-tax basis.

CAPITAL EXPENDITURES

	Three months ended June 30		Six months ended June 30
	2012	2011	2012	2011
($ millions)
North America	399	433	993	867
North Sea	320	361	549	657
Southeast Asia	95	101	178	221
Other	93	70	164	114
Exploration and development1	907	965	1,884	1,859
Corporate, IS and Administrative	37	28	68	44
Acquisitions	-	564	2	1,357
Proceeds of dispositions	(437)	(290)	(939)	(539)
Total	507	1,267	1,015	2,721
1.	Excludes exploration expensed for the three month period ended June 30 of $91 million (2011 - $136 million) and for the six month period ended June 30 of $147 million (2011 - $248 million)

North America capital expenditure during the quarter totalled $399 million, of which $361 million related to shale activity with the majority spent on progressing development of the liquids-rich Eagle Ford program. The remaining capital was invested in conventional oil and gas properties.

In the North Sea, capital expenditures of $320 million were largely focused on the Auk North, Auk South and Yme development projects, the Claymore compression project, MonArb redevelopment project, and development drilling in Clyde.

In Southeast Asia, capital expenditures of $95 million included $27 million of exploration drilling in Vietnam and $68 million of development expenditures in Indonesia, Malaysia and Vietnam.

Capital expenditures in other areas were $93 million, including $68 million for exploration drilling in Colombia, Poland and the Kurdistan Region of northern Iraq. Development expenditures of $25 million included spending in Colombia and Algeria.

ASSETS HELD FOR SALE

In accordance with IFRS, assets and liabilities associated with assets held for sale are aggregated respectively and presented as current on the Consolidated Balance Sheet without restatement of comparative information.  Operating results are included in the Consolidated Statement of Income until the transaction is complete.

At June 30, 2012, Talisman classified an exploration property as held for sale in the North Sea. The assets and liabilities of the property held for sale have been classified separately on the Consolidated Balance Sheet and are comprised of exploration and evaluation assets of $30 million, deferred tax assets of $1 million and accounts payable and accrued liabilities of $31 million.

ASSET DISPOSALS

Sale of Assets in Western Canada

In June 2012, Talisman completed sales of oil and gas producing assets in western Canada for proceeds of $437 million, resulting in gains of $187 million, net of tax of $67 million.

Sale of UK North Sea Oil and Gas Interests to Sinopec

On July 23, 2012, Talisman entered into a share purchase agreement (SPA) to sell 49% of its interest in Talisman Energy UK Limited (TEUK), which owns substantially all of Talisman’s UK assets, to Sinopec International Petroleum Exploration and Production Corporation (Sinopec) for cash consideration of $1.5 billion. The consideration will be adjusted by the net cash flows earned by TEUK from the effective date of January 1, 2012 through closing of this transaction. In conjunction with the signing of the SPA, Talisman and Sinopec have agreed to enter into a shareholders’ agreement to operate TEUK as a joint venture. Completion of this transaction is subject to specified conditions precedent, including regulatory approvals and government approvals from the United Kingdom, the European Union, and the People's Republic of China. The transaction is expected to close by the end of 2012.

Sale of Non-Core Coal Assets

In March 2012, Talisman sold non-core coal assets in northeast British Columbia for cash consideration of $496 million after transaction costs. The carrying value of these assets was $nil and a gain of $372 million was recorded, net of tax of $124 million.

Sale of Farrell Creek Interests to Sasol Limited (Sasol)

In March 2011, Talisman created a strategic partnership with Sasol to develop the Farrell Creek assets in Talisman’s Montney shale play in British Columbia.  Talisman sold 50% of its working interests in the Farrell Creek assets for approximately $1 billion, comprising $238 million in cash and approximately $800 million of certain future development costs.  The transaction resulted in a pre-tax gain of $89 million, which is included in ‘Gain on asset disposals’ on the Consolidated Statement of Income.

Sale of Cypress A Interests to Sasol

In June 2011, Talisman completed an additional transaction with Sasol to develop the Cypress A assets in Talisman's Montney shale play in British Columbia. Talisman sold 50% of its working interests in the Cypress A assets for approximately $1.1 billion, comprising $257 million in cash and approximately $800 million of certain future development costs. The transaction resulted in a pre-tax gain of $113 million, which is included in 'Gain on asset disposals' on the Consolidated Statement of Income.

FARM-OUT

In February 2012, Talisman reached an agreement with Mitsubishi Corporation to farm-out interests in nine of the Company’s licenses in Papua New Guinea’s onshore Western Province. The agreement had been approved by all partners and government approval was obtained in July 2012.  This agreement is valued at approximately $280 million and is intended to be paid in the form of a capital carry.  Following the farm-out, the Company’s equity position will average 40% in these nine licenses.

LIQUIDITY AND CAPITAL RESOURCES

Talisman’s debt at June 30, 2012 was $4.7 billion ($4.1 billion, net of cash and cash equivalents and bank indebtedness), down from $4.9 billion ($4.5 billion, net of cash and cash equivalents and bank indebtedness) at December 31, 2011.

During the quarter, the Company generated $0.8 billion of cash provided by operating activities, incurred capital expenditures of $0.9 billion, and received proceeds of $0.4 billion from the asset disposals.

On an ongoing basis, Talisman plans to fund its capital program and acquisitions through a combination of cash on hand, cash provided by operating activities, cash proceeds from asset dispositions (estimated to be between $1 billion to $2.5 billion in 2012), by drawing on the Company’s credit facilities, issuing commercial paper and issuing long-term notes or debentures under the Company’s shelf prospectuses.

In April 2012, the Company renewed the universal shelf prospectus under the Multi-Jurisdictional Disclosure System pursuant to which it may issue up to $3.5 billion of debt securities, common shares, preferred shares, subscription receipts, warrants and units. The Company simultaneously also renewed the medium term note shelf prospectus in Canada pursuant to which it may issue up to C$1 billion of medium term notes in Canada. Both shelf prospectuses remain valid over a 25 month period.

In May 2012, Talisman completed a US$600 million offering of 5.5% unsecured notes due May 2042.  Interest on the notes is payable semi-annually. The proceeds of $583 million, net of the discount and issuance costs, were used to repay commercial paper and bankers’ acceptances.

At June 30, 2012, there were 8,000,000 Series 1 preferred shares outstanding. Holders of Series 1 preferred shares are entitled to receive cumulative quarterly fixed dividends of 4.2% per annum for the initial period ending December 31, 2016, as and when declared by the Board of Directors. Thereafter, the dividend rate will be reset every five years at a rate equal to the five-year Government of Canada bond yield plus 2.77%. For the three months ended June 30, 2012, Talisman declared preferred share dividends of C$0.2625 per share for an aggregate dividend of $2 million, which was paid in June.

The Company has an active hedging program that will partially protect 2012 cash flow from the effect of declining oil prices.  See the ‘Risk Management’ section of this MD&A for further information.

With the exception of $324 million of debt presented as a current liability relating primarily to the Company’s US commercial paper program discussed below, Talisman has no significant debt maturities until 2014.

Talisman manages its balance sheet with reference to its liquidity and a debt-to-cash flow ratio. The main factors in assessing the Company’s liquidity are cash flow (defined in accordance with the Company’s credit facility as cash provided by operating activities before adjusting for changes in non-cash working capital, exploration expenditure and amounts attributable to assets subject to non-recourse debt), cash provided by and used in investing activities and available bank credit facilities. The debt-to-cash flow ratio is calculated using debt (calculated by adding the gross debt and bank indebtedness, production payments and finance leases less non-recourse debt) divided by cash flow for the year.

The Company is in compliance with all of its debt covenants.  The Company’s principal financial covenant under its primary bank credit facility is a debt-to-cash flow ratio of less than 3.5:1, calculated quarterly on a trailing 12-month basis as of the last day of each fiscal quarter. For the trailing 12 month period ended June 30, 2012, the debt-to-cash flow ratio was 1.37:1.

Talisman has unsecured bank credit facilities of $4.0 billion that are fully committed through November 2014. The maturity date of these facilities may be extended from time to time upon agreement between the Company and the respective lenders.

The Company established a US commercial paper program in November 2011.  The authorized amount under this program is $1 billion.  The amount available under the commercial paper program is limited to the availability of backup funds under the Company’s bank credit facilities. At June 30, 2012, the amount of commercial paper outstanding was $317 million and the average interest rate on outstanding commercial paper was 0.6%.

Available borrowing capacity was $3.7 billion at June 30, 2012.

The Company utilizes letters of credit pursuant to letter of credit facilities, most of which are uncommitted.  At June 30, 2012, letters of credit totalling $1.7 billion had been issued under these facilities, of which $1.2 billion were provided as security for the costs of decommissioning obligations in the UK. The UK government is expected to introduce legislation in 2013 that will enable it to have statutory authority to sign contracts to provide assurance to the relief that will be received on decommissioning costs, which should allow Talisman to provide security for decommissioning liabilities on a post-tax rather than a pre-tax basis.

The Company routinely assesses the financial strength of its joint venture participants and customers, in accordance with the Company’s credit risk guidelines. At this time, Talisman expects that such counterparties will be able to meet their obligations when they become due.

A significant proportion of Talisman’s accounts receivable balance is with customers in the oil and gas industry and is subject to normal industry credit risks.   At June 30, 2012, approximately 95% of the Company’s trade accounts receivable were current and the largest single counterparty exposure, accounting for 17% of the total, was with a  highly-rated counterparty.  Concentration of credit risk is mitigated by having a broad domestic and international customer base.  The maximum credit exposure associated with accounts receivable is the carrying value.

At June 30, 2012, there were 1,031,832,504 common shares outstanding, of which 6,112,244 were held in trust by the Company resulting in 1,025,720,260 common shares outstanding for accounting purposes.  Subsequent to June 30, 2012, 75,550 shares were issued pursuant to the exercise of stock options, with 1,031,908,054 common shares outstanding at July 27, 2012, of which 6,294,244 were held in trust by the Company resulting in 1,025,613,810 common shares outstanding for accounting purposes. During the three months ended June 30, 2012, Talisman declared and paid a semi-annual common share dividend of $0.135 per share for an aggregate dividend of $138 million.

At June 30, 2012, there were 63,636,513 stock options, 11,477,315 cash units and 16,754,305 long-term performance share units (PSUs) outstanding. Subsequent to June 30, 2012, 75,550 stock options were exercised for shares, 10,800 were surrendered for cash and 1,107,211 were forfeited with 62,442,952 outstanding at July 27, 2012.  Subsequent to June 30, 2012, 160,593 cash units were forfeited with 11,316,722 outstanding at July 27, 2012.  Subsequent to June 30, 2012, 273,702 long-term PSUs were forfeited, with 16,480,603 outstanding at July 27, 2012.

Talisman continually monitors its portfolio of assets and investigates business opportunities in the oil and gas sector.  The Company may make acquisitions, investments or dispositions, some of which may be material.  In connection with any acquisition or investment, Talisman may incur debt or issue equity.

For additional information regarding the Company’s liquidity and capital resources, refer to notes 17 and 20 to the 2011 audited Consolidated Financial Statements and notes 12 and 14 to the interim condensed Consolidated Financial Statements.

SENSITIVITIES

Talisman’s financial performance is affected by factors such as changes in production volumes, commodity prices and exchange rates. The estimated annualized impact of these factors for 2012 (excluding the effect of derivative contracts) is summarized in the following table, based on a WTI oil price of approximately $95/bbl, a NYMEX natural gas price of approximately $2.80/mmbtu and exchange rates of US$1=C$1 and UK£1=US$1.59.

($ millions)	Net Income	Cash Provided by Operating Activities
Volume changes
Oil – 10,000 bbls/d	70	120
Natural gas – 60 mmcf/d	10	40
Price changes1
Oil – $1.00/bbl	20	25
Natural gas (North America)2 – $0.10/mcf	20	30
Exchange rate changes
US$/C$ decreased by US$0.01	(5)	(5)
US$/UK£ increased by US$0.02	5	-
1.
The impact of price changes excludes the effect of commodity derivatives.  See specific commodity derivative terms in the ‘Risk Management’ section of this MD&A, and note 15 to the interim condensed Consolidated Financial Statements.

2.
Price sensitivity on natural gas relates to North American natural gas only.  The Company’s exposure to changes in the natural gas prices in the UK, Norway and Malaysia/Vietnam and Colombia is not material.  Most of the natural gas price in Indonesia is based on the price of crude oil and, accordingly, has been included in the price sensitivity for oil except for a small portion which is sold at a fixed price.

COMMITMENTS AND OFF-BALANCE SHEET ARRANGEMENTS

As part of its normal business, the Company has entered into arrangements and incurred obligations that will impact the Company’s future operations and liquidity, some of which are reflected as liabilities in the Consolidated Financial Statements. The principal commitments of the Company are in the form of debt repayments, decommissioning obligations, lease commitments relating to corporate offices and ocean-going vessels, firm commitments for gathering, processing and transmission services, minimum work commitments under various international agreements, other service contracts and fixed price commodity sales contracts.

Additional disclosure of the Company’s debt repayment obligations can be found in note 17 to the 2011 audited Consolidated Financial Statements and note 12 to the interim condensed Consolidated Financial Statements. A discussion of the Company’s derivative financial instruments and commodity sales contracts can be found in the ‘Risk Management’ section of this MD&A.

During the six month period ended June 30, 2012, the Company entered into contracts to secure long-term transportation and processing capacity in the Eagle Ford shale play, resulting in a total commitment of approximately $750 million over 15 years, of which approximately $350 million is expected to be incurred within the next five years.

There have been no other significant changes in the Company’s expected future payment commitments, and the timing of those payments, since December 31, 2011.  Refer to note 23 to the 2011 audited Consolidated Financial Statements for details of the Company’s commitments.

RISK MANAGEMENT

Talisman monitors the Company’s exposure to variations in commodity prices, interest rates and foreign exchange rates.  In response, Talisman periodically enters into physical delivery transactions for commodities of fixed or collared prices and into derivative financial instruments to reduce exposure to unfavourable movements in commodity prices, interest rates and foreign exchange rates.  The terms of these contracts or instruments may limit the benefit of favourable changes in commodity prices, interest rates and currency values and may result in financial or opportunity loss due to delivery commitments, royalty rates and counterparty risks associated with contracts.

The Company has established a system of internal controls to minimize risks associated with its derivatives program and credit risk associated with derivatives counterparties.

The accounting policy with respect to derivative financial instruments and commodity sales contracts is set out in note 3(p) to the 2011 audited Consolidated Financial Statements.  Derivative financial instruments and commodity sales contracts outstanding at June 30, 2012, including their respective fair values, are detailed in note 15 to the interim condensed Consolidated Financial Statements.

The Company has elected not to designate as hedges for accounting purposes any commodity price derivative contracts entered into.  These derivatives are classified as held-for-trading financial instruments and are measured at fair value with changes in fair value recognized in net income quarterly.  This can potentially increase the volatility of net income.

Commodity Price Derivative Financial Instruments

The Company had the following commodity price derivative contracts outstanding at June 30, 2012, none of which are designated as a hedge:

Two-way collars (Oil)	Term	bbls/d	Floor/ceiling $/bbl
Dated Brent oil index	Jul-Dec 2012	20,000	90.00/148.36
Dated Brent oil index	Jul-Dec 2012	10,000	90.00/119.89
Dated Brent oil index	Jul-Dec 2012	19,000	90.00/104.05
Dated Brent oil index	Jan-Dec 2013	6,000	90.00/121.63
Dated Brent oil index	Jan-Dec 2013	10,000	90.00/101.91

Two-way collars (Gas)	Term	mcf/d	Floor/ceiling $/mcf
NYMEX	Jul-Dec 2012	47,468	2.37/2.98
NYMEX	Jul-Dec 2012	142,404	2.37/2.68

Further details of contracts outstanding are presented in note 15 to the interim condensed Consolidated Financial Statements. Subsequent to June 30, 2012, the Company entered into a Dated Brent two-way collar for 2013 of 10,000 bbls/d with a floor of $90/bbl and a ceiling of $105.33/bbl. The Company also entered into a NYMEX gas two-way collar of 94,936 mcf/d for the remainder of 2012 with a floor of $2.37/mcf and a ceiling of $3.41/mcf.

Interest Rate Swap

In order to swap a portion of the $375 million 5.125% notes due 2015 to floating interest rates, the Company entered into fixed to floating interest rate swap contracts with a total notional amount of $300 million that expire on May 15, 2015. These swap contracts require Talisman to pay interest at a rate of three-month US$ LIBOR plus 0.433% while receiving payments of 5.125% semi-annually.

SUMMARY OF QUARTERLY RESULTS

The following is a summary of quarterly results of the Company for the eight most recently completed quarters.

	Three months ended
($ millions, unless otherwise stated)	2012		2011				2010
	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30
Total revenue and other income	1,869	2,115	2,082	1,956	2,234	2,000	1,863	1,683
Net income (loss)	196	291	(117)	521	698	(326)	(350)	352
Per common share ($)
Net income (loss)	0.19	0.28	(0.11)	0.51	0.68	(0.32)	(0.34)	0.35
Diluted net income (loss)	0.14	0.25	(0.11)	0.24	0.50	(0.32)	(0.34)	0.35

During the three-month period ended June 30, 2012, total revenue and other income decreased by $365 million over the same period in 2011 due principally to lower commodity prices, partially offset by higher volumes.  Net income decreased by $502 million due principally to lower revenue, a smaller recovery on share-based payments, higher operating expenses, higher DD&A and asset impairments, partially offset by a larger gain on asset disposals, lower exploration costs and lower taxes.

USE OF ESTIMATES AND JUDGMENTS

The preparation of financial statements requires management to make estimates and assumptions that affect reported assets and liabilities, disclosures of contingencies and revenues and expenses. Management is required to adopt accounting policies that require the use of significant estimates and judgment. Actual results could differ materially from those estimates. Judgments and estimates are reviewed by management on a regular basis.  During the six month period ended June 30, 2012, the following accounting items were impacted by a change in management’s estimates and judgment:

•	The writedown of the Yme asset discussed in the ‘Impairment’ section of this MD&A;
•
Decommissioning liabilities are measured based on the estimated cost of abandonment discounted to its net present value using a weighted average credit-adjusted risk free rate, which was 5.3% at June 30, 2012 (December 31, 2011 – 5.1%). As an indication of possible future changes in decommissioning liabilities, if all of the Company’s abandonment obligations could be deferred by one year, the net present value of the liabilities would decrease by approximately $86 million.

ADDITIONAL UPDATES

Kinabalu Oil PSC

In May 2012, the Company entered into a new production sharing contract (PSC) with PETRONAS, the national oil company of Malaysia, to acquire a 60% working interest and operate the Kinabalu Oil Fields. The Kinabalu Oil Fields are expected to increase the Company’s production and have a number of producing mature fields. Transition work is ongoing in preparation for transfer of ownership in December 2012. The Company is expected to pay a signature bonus of $50 million to PETRONAS in January 2013.

GTL Project Update

In June 2012, the Company decided not to proceed with the next phase of the GTL (gas-to-liquids) project after participating in Sasol Canada’s feasibility study for a GTL facility. The Company was granted the option to participate in this feasibility study as part of the ongoing partnership between Talisman and Sasol that includes working interests in two natural gas assets and associated infrastructure in Talisman’s Montney shale resources in northeast British Columbia. Talisman’s decision to exit the GTL project does not impact the upstream partnership.

CHANGES IN ACCOUNTING POLICIES

Accounting Standards and Interpretations Issued but Not Yet Effective

There have been no changes to the pronouncements described in the 2011 MD&A. The Company is currently assessing the impact of adopting those pronouncements.

INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no significant changes in Talisman’s internal control over financial reporting during the three month period ended June 30, 2012 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

LITIGATION

From time to time, Talisman is the subject of litigation arising out of the Company's operations. Damages claimed under such litigation may be material or may be indeterminate and the outcome of such litigation may materially impact the Company’s financial condition or results of operations.  While Talisman assesses the merits of each lawsuit and defends itself accordingly, the Company may be required to incur significant expenses or devote significant resources to defend itself against such litigation.  These claims are not expected to have a material impact on the Company's financial position.

The New York Attorney General has commenced an investigation, pursuant to the Martin Act, into the disclosure practices of companies engaged in hydraulic fracturing in the New York state area.  The Martin Act provides broad authority to commence and conduct investigations, whether upon receipt of a complaint, or on the Attorney General’s own initiative.  Subpoenas have been issued to a number of companies, including Talisman.  The Company has been cooperating with the New York Attorney General in the investigation.  No enforcement action has been taken against Talisman, nor has the Company been advised that any enforcement action is imminent.

ADVISORIES

Forward-Looking Statements

This interim MD&A contains information that constitutes “forward-looking information” or “forward-looking statements” (collectively “forward-looking information”) within the meaning of applicable securities legislation.  This forward-looking information includes, but is not limited to, statements regarding:

•	Business strategy, plans, and priorities;
•	Expected commitment under the Eagle Ford egress contracts;
•	Expected increase in production at Kinabalu and expected signing bonus to PETRONAS;
•	Planned repurchase of shares with the proceeds of the Sinopec transaction;
•	Expected closing of the Sinopec transaction and expected adjustments to consideration;

•	Expected counterparty risk;
•	Expected hedging-related protection of 2012 cash flow from declining oil prices;
•	Expected sources of funding for the capital program;
•	The merits or anticipated outcome or timing of pending litigation;
•	Expected income tax expense in connection with the UK government’s supplementary charge;
•	Expected UK legislation regarding decommissioning cost relief and the expected effect on Talisman’s security for decommissioning liabilities; and
•	Other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance

Statements concerning oil and gas reserves contained in this MD&A may be deemed to be forward-looking information as they involve the implied assessment that the resources described can be profitably produced in the future.

The factors or assumptions on which the forward-looking information is based include: assumptions inherent in current guidance; projected capital investment levels; the flexibility of capital spending plans and the associated sources of funding; the successful and timely implementation of capital projects; the continuation of tax, royalty and regulatory regimes; ability to obtain regulatory and partner approval; commodity price and cost assumptions; and other risks and uncertainties described in the filings made by the Company with securities regulatory authorities.  The Company believes the material factors, expectations and assumptions reflected in the forward-looking information are reasonable but no assurance can be given that these factors, expectations and assumptions will prove to be correct.  Forward-looking information for periods past 2012 assumes escalating commodity prices.

Closing of any transactions will be subject to receipt of all necessary regulatory approvals and completion of definitive agreements.  The disposition metrics disclosed assume closing of all dispositions announced. The completion of any contemplated disposition is contingent on various factors, including favourable market conditions, the ability of the Company to negotiate acceptable terms of sale and receipt of any required approval for such disposition.

Undue reliance should not be placed on forward-looking information.  Forward-looking information is based on current expectations, estimates and projections that involve a number of risks which could cause actual results to vary and in some instances to differ materially from those anticipated by Talisman and described in the forward-looking information contained in this MD&A.  The material risk factors include, but are not limited to:

•	The risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas, market prices and demand, and unpredictable facilities outages;
•	Risks and uncertainties involving geology of oil and gas deposits;
•	Uncertainty related to securing sufficient egress and markets to meet shale gas production;
•	The uncertainty of reserves and resources estimates, reserves life and underlying reservoir risk;
•	The uncertainty of estimates and projections relating to production, costs and expenses, including decommissioning liabilities;
•	Risks related to capital allocation decisions, including potential delays or changes in plans with respect to exploration or development projects or capital expenditures;
•	Fluctuations in oil and gas prices, foreign currency exchange rates, interest rates and tax or royalty rates;
•	The outcome and effects of any future acquisitions and dispositions;
•	Health, safety, security and environmental risks, including risks related to the possibility of major accidents;
•	Environmental regulatory and compliance risks, including with respect to greenhouse gases and hydraulic fracturing;
•	Uncertainties as to the availability and cost of credit and other financing and changes in capital markets;
•	Risks in conducting foreign operations (for example, civil, political and fiscal instability and corruption);
•	Risks related to the attraction, retention and development of personnel;
•	Changes in general economic and business conditions;
•	The possibility that government policies, regulations or laws may change or governmental approvals may be delayed or withheld, including with respect to shale gas drilling; and
•	Results of the Company's risk mitigation strategies, including insurance and any hedging activities.

The foregoing list of risk factors is not exhaustive. Additional information on these and other factors which could affect the Company’s operations or financial results are included in the Company’s most recent AIF and Annual Report.  In addition, information is available in the Company’s other reports on file with Canadian securities regulatory authorities and the SEC.

Forward-looking information is based on the estimates and opinions of the Company’s management at the time the information is presented.  The Company assumes no obligation to update forward-looking information should circumstances or management’s estimates or opinions change, except as required by law.

Advisory – Oil and Gas Information

Talisman makes reference to production volumes throughout this interim MD&A. Where not otherwise indicated, such production volumes are stated on a gross basis, which means they are stated prior to the deduction of royalties and similar payments. In the US, net production volumes are reported after the deduction of these amounts.

Talisman also discloses netbacks in this interim MD&A.  Netbacks per boe are calculated by deducting from sales price, associated royalties, operating and transportation costs.

Use of ‘boe’

Throughout this interim MD&A, the calculation of barrels of oil equivalent (boe) is at a conversion rate of six thousand cubic feet (mcf) of natural gas for one barrel of oil and is based on an energy equivalence conversion method. Boe may be misleading, particularly if used in isolation.  A boe conversion ratio of 6mcf:1bbl is based on an energy equivalence conversion method primarily applicable at the burner tip and does not represent a value equivalence at the wellhead.

Abbreviations

The following list of abbreviations is used in this document:

AIF               Annual Information Form
bbl                barrel
bbls/d          barrels per day
boe               barrels of oil equivalent
C$                 Canadian dollar
DD&A         Depreciation, depletion and amortization
G&A            General and administrative
GTL              Gas-to-liquids
gj                   gigajoule
IFRS             International Financial Reporting Standards
LIBOR          London Interbank Offered Rate
mbbls/d        thousand barrels per day
mboe/d         thousand barrels of oil equivalent per day
mcf               thousand cubic feet
mmbbls        million barrels
mmbtu          million British thermal units
mmcf/d         million cubic feet per day
NYMEX       New York Mercantile Exchange
PRT               Petroleum Revenue Tax
PSC               Production sharing contract
PSU               Performance share unit
SEC               US Securities and Exchange Commission
SEDAR        System for Electronic Document Analysis and Retrieval
SPA              Share purchase agreement
UK                United Kingdom
UK£              Pound sterling
US                United States of America
US$ or $       United States dollar
WTI             West Texas Intermediate